UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. [___])*

Tempur Sealy International, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

88023U101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88023U101	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamo Internacional Gestão de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,758,966
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 220,209
	8	SHARED DISPOSITIVE POWER 2,538,757
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758,966
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12		TYPE OF REPORTING PERSON (See Instructions) FI

The information set forth herein regarding percentages of beneficial ownership is based upon information regarding the number of common shares of Tempur Sealy International, Inc. (the “Issuer”) outstanding as of November 6, 2017, as disclosed by the Issuer in its quarterly report on Form 10-Q for the period ended September 30, 2017 and filed with the Commission on November 9, 2017.
(a)	Name of Issuer.
Tempur Sealy International, Inc.
(b)	Address of Issuer's Principal Executive Offices.
1000 Tempur Way, Lexington, Kentucky 40511
Item 2.
(a)	Name of Person Filing.
This Statement on Schedule 13G is being filed by Dynamo Internacional Gestão de Recursos Ltda. (the “Reporting Person”).  The Reporting Person serves as the investment manager of Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior (“Dynamo Global Master Fund”) and Dynamo Master Fund (together with Dynamo Global Master Fund, the “Master Funds”), which directly hold the common shares reported herein (the “Common Shares”).  The controlling shareholders of Dynamo Global Master Fund are Dynamo Global Fundo de Investimento em Cotas de Fundo de Investimento em Ações – Investimento no Exterior and Dybra Global Fundo de Investimento em Cotas de Fundo de Investimento em Ações – Investimento no Exterior, and the controlling shareholders of Dynamo Master Fund are Dynamo Fund and Dynamo Fund LLC (the controlling shareholders together, the “Feeder Funds”).  Each of the Master Funds and Feeder Funds holds less than 5% of the Common Shares.
(b)	Address of Principal Business Office or, if none, Residence.
The address of the business office of the Reporting Person is Av. Ataulfo de Paiva, 1235 - 6 Andar, Rio de Janeiro, D5 22440-034, Brazil.
(c)	Citizenship.
The Federative Republic of Brazil
(d)	Title of Class of Securities.
Common Shares
(e)	CUSIP Number.
88023U101

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: __ 2,758,966______.
(b)	Percent of Class: ____5.1%_____.
(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote ___2,758,966_____.

(ii)	shared power to vote or to direct the vote __ 0______.
(iii)	sole power to dispose or to direct the disposition of ____220,209____.
(iv)	shared power to dispose or to direct the disposition of ___2,538,757 _____.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
The Reporting Person is filing this Statement on Schedule 13G with respect to Common Shares held directly by the Master Funds.  Direct and indirect interest holders in the Master Funds are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than 5% of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Member of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Luiz Felipe de Almeida Campos
	Name:	Luiz Felipe de Almeida Campos
	Title:	Director